11:28 AM

02/19/16

Cash Basis

VMM & CO INC II
Profit & Loss
January through December 2015

		Jan - Dec 15
Income		
6020--Interest Earned		43.14
6040--Unrealized gains		-5,310.95
6090--Comm Mutual Fund		26,648.74
6120--Comm OTC		1,266.36
6170--Management Fees		303,674.43
6210--Dividends		1,239.51
6220--Miscellaneous		-25.00
Total Income		327,536.23
Expense		
8050--Audit Fees		4,500.00
8070--Bank Charges		133.58
8120--Communications		3,230.48
8190--Dues & Subscriptions		4,783.09
8260--Floor Brokerage Fee		4,395.02
8270--Group Insurance		24,919.64
8390--Income To Salesmen		
8391--Inside Salesmen	236,960.67	
Total 8390--Income To Salesmen		236,960.67
8410--Insurance		4,855.92
8650--Office Supplies		974.40
8651--Office Expenses		1,024.78
8660--Payroll Taxes		18,698.93
8670--Postage		332.74
8680--Professional Fees		6,068.35
8690-client gifts		145.64
8720--Rent		14,680.00
8730--Utilities		2,652.36
8760--Regulatory Fees		3,080.00
8810--Salaries		6,000.00
8890--Taxes & License		5,290.22
8940--Travel&Entertainment		24.09
Payroll Expenses		0.00
Total Expense		342,749.91
Net Income		**-15,213.68**